SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  November 2003

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1 of  2)

1.

Third Quarter Financials

A copy of the Registrant's Third Quarter Unaudited Financial Statements for the period ending September 30, 2003.

2.

Exhibits

2.1

Confirmation of Mailing Letter

2.2

Form 51-901F - Schedule A

2.3

Unaudited Financial Statements for the period ending September 30, 2003

2.4

Form 51-901F - Schedule B and C

2.5

Schedule B

2.6

Schedule C

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    November 28, 2003

____________________

William Meyer

Director and Chairman

2

MINCO MINING & METALS CORPORATION

1980 - 1055 West Hastings Street

Vancouver, B.C.    V6E 2E9

Ph:  604 - 688-8002

Fax:  604 - 688-8030

EXHIBIT 2.1

November 28, 2003

VIA SEDAR

B.C. Securities Commission

and

Ontario Securities Commission

Dear Sir or Madam,

RE:

Minco Mining &Metals Corporation

   Confirmation of Mailing

I confirm that, as of the above date, a copy of the Company's third quarter report on Form 51-901F and financial statements for the period ending September 30, 2003, was mailed to all  shareholders on the Company's supplemental mailing list.

Yours truly,

Minco Mining & Metals Corporation

"Mar Bergstrom"

Mar Bergstrom

/mb

EXHIBIT 2.2

QUARTERLY AND YEAR

 END REPORT

BC FORM 51-901F

(Previously Form 61)

BCSC

British Columbia Securities Commission

Incorporated As Part:______X_Schedule A

Schedule B and C

ISSUER DETAILS
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
MINCO MINING & METALS CORP.	September 30, 2003	2003 November 28
Issuer's Address	Issuer's Fax No.	Issuer's Telephone No.
#1980 - 1055 West Hastings St. Vancouver, BC V6E 2E9	604.688.8030	604.688.8002
Contact Person	Contact's Position	Contact's Telephone No.
Ken Cai	President & CEO	604.688.8002
Contact Email Address info@minco-mining.com	Web Site Address www.minco-mining.com
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors.  A copy of this Report will be provided to any shareholder who requests it.

Director's Signature "Robert Gayton"	Print Full Name: Robert Gayton	Date Signed YY/MM/DD 2003/11/28
Director's Signature "Ken Z. Cai"	Print Full Name Ken Z. Cai	Date Signed YY/MM/DD 2003/11/28

EXHIBIT 2.3

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Consolidated Financial Statements

September 30, 2003 and 2002

(Expressed in Canadian Dollars)

Index

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)
Consolidated Balance Sheets
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)
		September 30, 2003	December 31, 2002

ASSETS

Current
Cash and cash equivalents		$482,505	$40,681
Marketable securities (Note 3)		750,913	61,918
Sundry receivable (Note 7)		227,050	62,724
Prepaid expenses and deposits		73,125	38,606

		1,533,593	203,929

Mineral interests (Note 4)		100	100

Discount on convertible debenture (Note 6)		87,649	-

Capital assets (Note 3)		68,757	82,672

		$1,690,099	$286,701

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 7)		$442,211	$431,444

Convertible debenture		580,600	-

		1,022,811	431,444

SHAREHOLDERS' EQUITY (DEFICENCY)

Share capital (Note 5)		12,427,652	10,836,933

Contributed surplus (Note 6)		244,398	6,148

Deficit		(12,004,762)	(10,987,824)

		667,288	(144,743)

		$1,690,099	$286,701
Commitments (Note 8)
Approved by the Directors:	"Ken Z. Cai"	"Robert Gayton"
	Ken Z. Cai	Robert Gayton

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)
Consolidated Statements of Operations and Deficit
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)
	Three Months Ended Sep. 30, 2003	Three Months Ended Sep. 30, 2002	Nine Months Ended Sep. 30, 2003	Nine Months Ended Sep. 30, 2002

Interest and sundry income	$4,141	$2,707	$4,863	$11,184

Exploration costs	118,590	77,385	213,886	407,975
Administrative expenses
Accounting and audit	2,780	-	20,705	14,800
Advertising	-	367	5,180	2,601
Amortization of capital assets	6,191	6,595	18,573	19,786
Amortization of discount on convertible debenture	3,576	-	8,085	-
Consulting fees	24,100	69,222	64,531	81,933
Interest on convertible debenture	16,900	-	35,302	-
Legal	2,851	-	15,342	14,081
Listing, filing and transfer agents	9,294	1,071	47,768	24,639
Management fees	5,525	18,180	19,302	54,205
Office and miscellaneous	5,797	6,582	16,930	54,298
Investor relations	17,836	7,174	96,814	54,610
Property investigation	34,544	-	92,490	3,285
Rent	17,061	20,195	51,176	62,432
Salaries and benefits	28,804	63,062	126,289	159,981
Stock based compensation	40,466	-	142,516	-
Telephone	1,355	4,213	4,306	9,113
Travel and transportation	3,563	1,016	11,322	3,001
Foreign exchange loss	19,882	5	31,283	1,831

	240,525	197,682	807,915	560,596

Loss for the period	(354,974)	(272,360)	(1,016,938)	(957,387)

Deficit, beginning of period	(11,649,788)	(10,384,642)	(10,987,824)	(9,699,615)

Deficit, end of period	$(12,004,762)	$(10,657,002)	$(12,004,762)	$(10,657,002)

Loss per share - basic and diluted	$(0.02)	$(0.01)	$(0.05)	$(0.06)

Weighted average number of common shares
outstanding - basic and diluted	19,662,313	18,580,123	19,638,503	17,387,449

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)
Consolidated Statement of Cash Flows
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)
	Three Months Ended Sep. 30, 2003	Three Months Ended Sep. 30, 2002	Nine Months Ended Sep. 30, 2003	Nine Months Ended Sep. 30, 2002

Cash flows from (used in) operating activities
Loss for the year	$(354,974)	$(272,360)	$(1,016,938)	$(957,387)
Adjustment for items not involving cash:
- amortization	6,191	10,395	18,573	31,185
- gain (loss) on sale of marketable securities	-	-	-	-
- stock based compensation	40,466	-	142,516	-
- amortization of discount on convertible debenture	3,576	-	8,085	-
Change in non-cash working capital items:
- sundry receivable	(95,239)	25,547	(164,326)	28,381
- prepaid expenses and deposits	2,456	(15,379)	(34,519)	(83,404)
- accounts payable and accrued liabilities	36,294	(55,276)	10,767	(30,320)

	(361,230)	(307,073)	(1,035,842)	(1,011,545)

Cash flows from financing activities
Convertible debenture	-	-	580,600	-
Shares issued for cash	249,713	125,000	1,590,719	550,000

	249,713	125,000	2,171,319	550,000

Cash flows from (used in) investing activities
Acquisition of capital assets	(402)	-	(4,658)	(7,868)
Proceeds from sales of marketable securities	-	729,337	50,105	1,470,246
Purchase of marketable securities	(739,100)	(505,328)	(739,100)	(1,180,366)

	(739,502)	224,009	(693,653)	282,012

Increase (decrease) in cash and cash equivalents	(851,019)	41,936	441,824	(179,533)

Cash and cash equivalents, beginning of period	1,333,524	(6,642)	40,681	214,827

Cash and cash equivalents, end of period	$482,505	$35,294	$482,505	$35,294

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2003

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

1.

Nature of Operations

The Company was incorporated under the laws of British Columbia, Canada and is in the business of mining exploration.

These consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.  The continued operations of the Company and the recoverability of amounts shown for mineral interests are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the projects, and on future profitable production or proceeds from the disposition thereof.

2.

Change in Accounting Policies

a.

Effective January 1, 2002, the Company adopted prospectively a new standard for the accounting for Stock-based compensation and other stock-based payments ("CICA 3870"), as recommended by the Canadian Institute of Chartered Accountants.

As permitted by the CICA Handbook, Section 3870, the Company adopted the intrinsic value method for stock-based compensation granted to employees of the Company which compensation cost is recognized for stock options granted at prices below the market price of the underlying common share on the date of grant.  The Company is required to provide pro-forma information with regard to its net income as if the compensation cost for the Company's stock option plan had been determined in accordance with the fair value based method prescribed in the CICA Handbook, Section 3870.

For stock options awards granted to non-employees and all direct awards of stocks, the Company applies the fair value method. The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options. The fair value of direct awards of stocks is determined by the quoted market price of the Company's stock.

The adoption of the new accounting policy has no cumulative effect on the prior year's financial statements.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2003

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

2.

Change in Accounting Policies   (continued)

a.

Effective January 1, 2001, the Company has changed its accounting policy to write off exploration costs until such time as reserves are proven.  The result is a writedown of the Company's previously capitalized mineral interests to a nominal value.

The change in accounting policy has been accounted for retroactively.  The effect of the change in policy is to reduce the mineral interest value at December 31, 2001 by $2,450,305, increase the opening deficit at January 1, 2001 by $2,281,370 and to increase the loss for the year ended December 31, 2001 by $168,835.

b.

Effective January 1, 2001, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants.  The adoption of the new standard mainly affects the calculation of the diluted earnings (loss) per share amount.  Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares.  Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

The adoption of the new standard has no effect on the calculation of diluted earnings (loss) per share amount for the prior period as the effect of common shares issuable upon the exercise of warrants and stock options of the Company would be anti-dilutive.  Therefore, basic and diluted earnings (loss) per share would be the same.

3.

Significant Accounting Policies

a.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned British Virgin Island subsidiary, Triple Eight Mineral Corporation ("Temco"). All material inter-company balances have been eliminated.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2003

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

3.

Significant Accounting Policies   (continued)

b.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from those estimates.

c.

Capital Assets

Amortization is provided as follows:

Motor vehicles	30% per annum, declining-balance basis
Mining equipment	30% per annum, declining-balance basis
Computer equipment	30% per annum, declining-balance basis
Office equipment and furniture	20% per annum, declining-balance basis
Leasehold improvements	5 year, straight-line basis

Amortization is provided at half the annual rate in the year of acquisition.

d.

Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased.  As at September 30, 2003 and December 31, 2002, cash equivalents consist of bank redeemable term investment certificates.

e.

Marketable Securities

Marketable securities are stated at the lower of cost and market value.  As at September 30, 2003, marketable securities consist of bonds issued by the Government of Canada, the Province of Ontario, National Bank, Nova Scotia Power Plant, Ford Credit Canada, and General Motor.  The market value is $750,913 (December 31, 2002 - $61,918).

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2003

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

3.

Significant Accounting Policies   (continued)

f.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

g.

Foreign Currency Transactions

The Company maintains its accounting records in its functional currency (i.e., Canadian dollars).  It translates foreign currency transactions into its functional currency in the following manner:

At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date.  At the period end, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

h.

Mineral Interests

The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are expensed when incurred until such time as reserves are proven.

i.

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2003

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

4.

Mineral Interests

(a)

The White Silver Mountain properties are located in Gansu Province, China.  A joint venture company, Gansu Keyin Mining Co. Ltd. ("Keyin"), was formed to hold the above mineral interests.  In order to earn an 80% interest in Keyin, the Company must expend 40 million RMB (approximately US$4.8 million) on the properties.

(b)

The Gobi Gold Project is located in Inner Mongolia Autonomous Region, China.  Pursuant to a Cooperative Joint Venture Agreement, the Company can earn a 75% interest in the property by spending US$2.5 million over a four-year period.  A joint venture company called Inner Mongolia Damo Mining Co. Ltd. was formed to hold the above noted mineral interests.

(c)

The BYC project is located in Inner Mongolia Autonomous Region, China.  The Company has the right to earn a 75% interest in this project by spending C$2.4million over 4 years.  The Company is joint venturing the BYC property to pursue a more advanced gold project in China.

The costs incurred on the Company's mineral properties, which are all located in China, are as follows:

	Costs incurred to December 31, 2002	January 1 to September 30, 2003 Exploration costs	Costs incurred to September 30,2003
Currently active properties:
- White-Silver Mountain	$1,349,354	44,040	$1,393,394
- Inner Mongolia - BYC	-	27,469	$27,469
- Inner Mongolia - Gobi Gold	1,158,745	142,377	$1,301,122
	2,508,099	213,886	2,721,985
Inactive properties:
- Heavenly Mountains	436,519	-	436,519
- Emperor's Delight	100	-	100
- Crystal Valley	100	-	100
- Stone Lake	100	-	100
- Changba Lijiagou Lead-Zinc Deposit	100	-	100
- Chapuzi	100	-	100
	437,019	0	437,019

	2,945,118	213,886	3,159,004
Expensed exploration costs	(2,945,018)	(213,886)	(3,158,904)
	$100	-	$100

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2003

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

5.

 Share Capital

(a)

Authorized:  100,000,000 common shares without par value

(b)

Issued:

23,324,765

	Shares	Amount
Balance December 31, 2001	16,380,123	$10,286,933
Issued pursuant to a private placement at $0.25 per share	2,200,000	550,000
Balance December 31, 2002	18,580,123	10,836,933
Issued to employee for stock option exercised at $0.20 per share	30,000	6,000
Issued to employee for stock option exercised at $0.25 per share	30,000	7,500
Issued pursuant to a private placement at $0.35 per share (finder's fee deducted)	4,409,642	1,459,719
Issued to consultant for stock option exercised at $0.50 per share	30,000	15,000
Issued to employee for stock option exercised at $0.25 per share	50,000	12,500
Issued to employee for stock option exercised at $0.20 per share	25,000	5,000
Issued to consultant for stock option exercised at $0.50 per share	50,000	25,000
Issued to consultant for stock option exercised at $0.50 per share	120,000	60,000
Balance, September 30, 2003	23,324,765	12,427,652

(c)

As at September 30, 2003, 2,991,322 (2002 - 2,991,322) of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities.

(d)

On July 30, 2003, the company issued 4,409,642 shares for a private placement at $0.35 per share. By June 30, 2003, $1,327,506 has been received as deposit for shares subscribed in the private placement, and was listed separately as "share subscription" in the section of share capital in the second quarter.  This has been brought into share capital in the third quarter.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2003

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

5.

Share Capital  (continued)

(e)

Stock Options

During the period, the Company's Board of Directors approved and granted 1,254,000 stock options to employees and consultants of the Company.  Each option entitles its holder to acquire one common share of the Company.  These options are vested over the period from March 26, 2003 to March 25, 2006 and expire from March 25, 2004 to September 15, 2008.  For the period ended September 30, 2003, the Company charged $142,516 stock-based compensation to operations, of which $8,539 representing the exercise price of the vested options granted to employees being below fair value of the Company's stock on the date of grant and $133,977 representing the fair value of the vested stock options granted to consultants.

The following is a summary of the stock options information for the period ended September 30, 2003:

	Shares	Weighted Average Exercise Price
Options outstanding at December 31, 2002	3,052,000	$ 0.39
Granted	1,254,000	$ 0.26
Exercised	(335,000)	$ 0.39
Expired	(704,000)	$ 0.46
Options outstanding at September 30, 2003	3,267,000	$ 0.43

The weighted-average fair value of the option granted for the period ended September 30, 2003 was $0.53 using the Black-Scholes Option Pricing Model with the following assumptions: weighted average risk-free interest rate of 5.33%, dividend yield 0%, volatility of 83.52% to 110.64%, and expected lives of approximately 2 to 5 years.

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.10 - $0.49	1,311,400	2.87	$0.23	888,066	$0.14
$0.50 - $1.00	1,955,600	2.93	$0.57	1,717,265	$0.50
	3,267,000	2.90	$0.43	2,605,331	$0.45

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2003

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

5.

Share Capital  (continued)

As required, the Company will disclose the pro-forma effect of its stock-based compensation for stock options granted to employees under the fair value method. Had the Company recognized compensation expense under the fair value method for the stock option granted and vested to its employees, the following would have been its effect on the Company's net loss and loss per share for the nine months ended September 30, 2003:

September 30, 2003
Net (loss) for the period:
- as reported	$ (1,016,938)
- pro-forma	(1,228,035)
Basic and diluted (loss) per share:
- as reported	$(0.05)
- pro-forma	$(0.06)

(f)

Share purchase warrants outstanding as at September 30, 2003:

Number of Warrants	Exercise Price	Expiry Date

2,142,857	$0.40 or $0.60	July 21, 2005

Each whole warrant entitles the warrant holder to purchase one common share of the Company for a period of two years.  Each whole warrant is exercisable at $0.40 per share in the first year and $0.60 if exercised in the second year.

6.

Convertible Debenture

During the period ended March 31, 2003, the Company completed a convertible debenture financing of $580,600.  The debenture will pay interest at a rate of 10% per year and will mature in five years.  The debenture will be convertible at any time at the option of the debenture holders into common shares of the Company at a conversion rate of $0.40 per share and the converted common shares will be subject to a one-year hold period from March 6, 2003.  The Company holds the option to pay interest on the debenture in the form of cash or common shares.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2003

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

6.

Convertible Debenture (continued)

In the application of the CICA Accounting Recommendations 3860: Financial Instruments to the above convertible debt instruments, $95,734 of equity elements have been attributed to the convertible debenture.  Accordingly, the Company recorded $95,734 to contributed surplus and to discount on convertible debenture.  The discount on convertible debenture is amortized based on the interest method over the term of the debenture.  During the nine-month period, the Company recorded $35,302 interest on convertible debenture and $8,085 amortization of discount on convertible debenture.

7.         Related Party Transactions

(a)

The Company incurred the following expenses to its directors or corporations controlled by its directors:

	9 months ended Sep. 30, 2003	9 months ended Sep. 30, 2002

Management fees	$19,302	$53,894
Exploration costs	67,685	57,927
Investor relations consulting	7,363
	$94,350	$111,821

(b)

Accounts payable of $50,306 (2002 - $61,965) is due to a director or a corporation controlled by a director of the Company.

(c)

Accounts receivable of $158,820.07 is due from a related party.  The amount is non-interest bearing and repayable on demand.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2003

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

8.

Commitments

(a)

The Company has commitments in respect of office leases requiring minimum payments of $733,307, as follows:

2003	$51,149
2004	201,345
2005	203,409
2006	207,537
2007	69,867
$733,307

The Company has entered into two sub-lease agreements for a portion of its leased premises and anticipates recovering approximately $108,000 per annum.

(b)        The Teck-Cominco Agreements

The Company has entered into agreements with Teck Corporation ("Teck") and Cominco Ltd. ("Cominco"), both of Vancouver, B.C., Canada on February 19, 1996 and February 20, 1996, respectively (collectively the "Teck-Cominco Agreements").

Pursuant to the terms of the Teck-Cominco Agreements, Teck and Cominco received "earn-in rights" as to the Non-Chinese Interest in any two mineral property rights acquired by the Company in China after the date of the Teck-Cominco Agreements until March 1, 2004.

Teck and Cominco have the right to "earn-in" to 51% of Minco's interest in a property deemed to be an exploration property or 70% of Minco's interest in a property deemed to be a development property.  After Teck and Cominco have exercised their earn-in rights in an aggregate of two projects procured by the Company, Teck and Cominco shall have further preferential rights of first refusal in respect to further properties identified by the Company for a period of three years after the exercise of their earn-in rights.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2003

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

9.

Financial Instruments

The carrying value of cash and cash equivalents, sundry receivable and accounts payable and accrued liabilities approximates the fair value due to the short-term nature of these financial instruments.  The fair value of marketable securities is equivalent to the market value.  The Company operates in China and some of its material exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB and are, therefore, subject to foreign currency risk arising from changes in exchange rates among Canadian dollars, U.S. dollars and RMB.  The Company is not exposed to significant interest risk.  The Company places its marketable securities with high credit rating debt securities and is subject to minimal credit risk.  The Company also considers itself not subject to high concentration of credit risk to its debtors and does not require collateral to support these financial instruments.

EXHIBIT 2.4

QUARTERLY AND YEAR

 END REPORT

BC FORM 51-901F

(Previously Form 61)

BCSC

British Columbia Securities Commission

Incorporated As Part:_______Schedule A

XX  Schedule B and C

ISSUER DETAILS
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
MINCO MINING & METALS CORP.	September 30, 2003	2003 November 28
Issuer's Address	Issuer's Fax No.	Issuer's Telephone No.
#1980 - 1055 West Hastings St. Vancouver, BC V6E 2E9	604.688.8030	604.688.8002
Contact Person	Contact's Position	Contact's Telephone No.
Ken Cai	President & CEO	604.688.8002
Contact Email Address info@minco-mining.com	Web Site Address www.minco-mining.com
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors.  A copy of this Report will be provided to any shareholder who requests it.

Director's Signature "Robert Gayton"	Print Full Name: Robert Gayton	Date Signed YY/MM/DD 2003/11/28
Director's Signature "Ken Z. Cai"	Print Full Name Ken Z. Cai	Date Signed YY/MM/DD 2003/11/28

EXHIBIT 2.5

MINCO MINING & METALS CORPORATION

Quarterly Report Supplementary Information

For the Quarter Ending September 30, 2003

SCHEDULE B:

1.		Analysis of Expenses and Deferred costs - see Note 4 to attached Financial Statements

2.		Related party transactions - see Note 7 to attached Financial Statements

3.		Summary of securities issued and options granted during the period -

	a)	Summary of Securities Issued - 4,409,642 shares issued pursuant to a private placement. See Note 5 and Note 6 to attached Financial Statements
	b)	Stock Options granted during the period - 280,000 stock options were granted. 275,000 options were exercised. 254,000 options expired or were cancelled.

4.		Summary of securities as at the end of reporting period.

	a)	Description of authorized share capital.
Authorized share capital - 100,000,000
Issued share capital at September 30, 2003 - 23,324,765

	b)	Number and recorded value for shares outstanding.
At September 30, 2003 issued and outstanding common shares totaled 23,324,765, recorded at $12,427,652

	c)	Share purchase warrants outstanding as at September 30, 2003: 2,142,857

	d)	Shares held in escrow as at September 30, 2003: 2,991,322

5.		List the names of the directors and officers as at the date of this report:

Directors and Officers: Position Held:
Ken Cai President, CEO and Director William Meyer Chairman of the Board, Director
Robert Gayton Director, Chairman of the Audit Committee
Robert Callander Director
Hans J. Wick Director
Mar Bergstrom Corporate Secretary
Amy Li Controller

EXHIBIT 2.6

Schedule "C": Management Discussion

Minco Mining & Metals Corporation

For the Quarter ending September 30, 2003

Project Activity

The Company's exploration program on the Company's Gobi gold project and the BYC project are progressing well.

Gobi Gold Project, Inner Mongolia:

A detailed IP survey has been completed on the Gobi gold project to further define the drilling targets, particularly to pinpoint the extensions of the targeted feeder zones to the gold mineralizing systems partially explored by the 2002 drill program. Several strong IP anomalies have been identified over the magnetic anomalies M2, M8, and M9.

The Phase II drilling program has started on the Gobi Gold Project.  Initially, 2000 meters of drilling will be undertaken guided by the just completed detailed I.P. survey. The 2002 drill program was successful in extending mineralization exposed in the Discovery Pit (14.89g/t Au over 9 meters) 500 meters to the south-west in manto style mineralization.  The current drill program will focus on the north-south trending mineralization feeder zone, which connects the Discovery Pit area mineralization with the Chinese operated open pit mine to the north.

On the exploration side, drilling on the Gobi gold project has been completed. As at October 21, 2003, seven holes (G03-1 to G03-7) have been completed in the Phase II drill program started in September. Five holes (G03-1 to G03-5) have been drilled to follow up the gold mineralization discovered in 2001 and initially drilled in 2002. The targeted structures and mineralized zone were intersected in 4 of the 5 holes located to the south and west of the "Discovery Pit" which yielded 14.89g/t gold over 9 meters.

Elsewhere, G03-6 has been drilled to test anomaly M-8, which is located about 1000m northeast of the producing mine (1.3 million oz gold) operated by the local government. The hole entered the targeted mineralized zone at a depth of 244m and ended at 252m while still in mineralization.  G03-6 had to be abandoned due to mechanical drilling difficulty in this highly fractured horizon. 700m further to the northeast, G03-7 has been drilled to test the magnetic and IP anomaly M-9 which has geophysical characteristic similar to anomaly M8.

Samples from the above seven holes have been sent for assay to the Institute of Geophysical and Geochemical Exploration (IGGE), Central Laboratory, Langfang, Hebei, China. Significant delay has been encountered due to the busy assay schedule. The detailed assay results will be released once they are available to the Company.

BYC Gold Project, Inner Mongolia:

The BYC Project is a premier gold prospect located near the logistically important mining & industrial city of Baotou, Inner Mongolia.  Over 100 surface, shear hosted gold showings occur in four distinct zones over a strike length of 12km.  Grades vary from 1.2g/t to 71.0g/t gold highlighted by the surface trench, which returned values of 71.0gm/t gold over 9 meters.  Minco has the right to earn a 75% interest in this project by spending C$2.4million over 4 years.

A surface program, including a detailed evaluation of the geology, alternation, structure, and mineralization associated with the numerous gold occurrences in the project area, has been completed under the supervision of Peter Folk, P. Eng.  About 50 check samples taken from this surface program returned gold value in the range of 0.1 g/t to 11.78g/t. Majority of the samples are taken from the material in the areas of the old mine workings, including the hanging wall and foot wall of the mined out gold zone. Assays taken by Peter Folk combined with data generated by J. Oliver (report of March 2003) confirm that the level of gold reported by the Chinese agency is correct.

The completed surface program has defined several drill targets for a proposed C$500,000 first phase drill program. The initial focus on drilling will be the "North Zone" at the west end of the host monzonite intrusion. This is the general area of an early sample yielding 71g/t gold over 9 meters. Drilling on BYC is scheduled to follow the current drilling program on the Gobi Gold Project.

In November 2003, the Company entered into a Letter Agreement with New Cantech Ventures Inc. whereby New Cantech has acquired the right to earn a 51% interest in the BYC Gold Project in Inner Mongolia by spending $2.4 million on exploration over a three year period.  A further 9% can be earned by bringing the property to feasibility.  The first year's commitment is $400,000.  The Company is joint venturing the BYC property to pursue a more advanced gold project in China.  This Letter Agreement is subject to the approval of the Toronto Stock Exchange.

Yangshan Gold Project, Gansu Province:

In November 2003, the Company signed several agreements with Gansu Provincial government and two other companies in Gansu for the exploration and development of the Anba gold deposit in the Yangshan Gold Field, Gansu, China.  Pursuant to the terms of the agreements, Minco, through its joint venture company, Gansu Keyin Mining Co. Ltd. ("Keyin") has the right to acquire a 40% equity interest in Yangshan Gold Mining Co., Ltd.("YGM"), a joint venture company to be established for the exploration and development of the Anba gold deposit. YGM will acquire a 100% interest in the Anba gold deposit for US$6 million, consisting of a 40% initial payment (US$2.4 mil) and the balance of 60% (US$3.6 mil) will be paid over five years. Minco's subsidiary, Keyin will be the largest shareholder in YGM and has the right to appoint the President.

The Yangshan Gold Field is located in the central part of famous west Qinling gold belt which hosts numerous carlin-style gold deposits with total proven gold resources of over 16 million ounces. The NE-trending Yangshan Gold Field is approximately 90 km long. Many gold geochemical anomalies have been identified over favorable structures and geological horizons. Several anomalies have been partially explored, leading to the discovery of several gold deposits, including Anba (3 million oz gold), Yangshan (500,000 oz), Xinguan (550,000 oz), and Caodi (900,000 oz).

The Anba deposit is located near the middle of the Yangshan Gold Field.  Gold mineralization occurs in two principal vein groups and is hosted in granite porphyry and calcarious phylite.  Total resources of the Anba deposit, based on grid drilling and trenching are estimated by the Gansu Provincial Government at 16.1 million tonnes grading 5.64 g/t gold. Two major strata-form ore bodies (#305 and #314) contribute 96% of the estimated resources. Within 1.45 sq. km deposit area, ore body #305 is 2100m long with average width of 4.83m and average grade of 6.07g/t gold. Ore body #314 is 2050m long with average width of 6.57m, grading 5.41 g/t gold. Both ore bodies are open along strike and down-dip.

Anba gold deposit is one of the largest gold discoveries in China in recent years. Minco, together with its partners, will commence further exploration shortly.  The Company will seek the opportunity to increase its interest in this significant gold deposit.

This purchase of the Anba deposit is subject to the approvals of appropriate Chinese government agencies and the Toronto Stock Exchange.

Financial Activity

During the nine months ended September 30, 2003, the Company spent a total of $213,886 on its properties in China.  For the same period, administrative expenses were $807,915 compared to $560,596 for the same nine month period in 2002.  The increase of $247,319 was mainly due to the recognition of $142,516 stock based compensation expense.  Other items contributing to the increase include property investigation, listing and filing fees, investor relation costs and foreign exchange loss.

The foreign exchange loss of $31,283 was due to the well-known sharp drop of US dollar to Canadian dollar exchange rate, which started in the second quarter of 2003.  The Company's US dollar denominated monetary balances have been adjusted to reflect the exchange rate as at September 30, 2003.  Since the Company has US dollar monetary assets only, the adjustment caused the material amount of exchange loss.

Investor relation costs increased as the Company continued its efforts to enhance corporate visibility in the securities market.

Salaries and benefits decreased to $126,289 compared to $159,981 in 2002, due to the downsizing in June and July.  Rent cost decreased to $51,176 from $62,432 for the same period 2002 as a result of partial office space subleasing.  For the nine months, management fees paid to its directors totaled $19,302 compared to $53,894 in 2002.  In addition, the Company incurred exploration expenses of $67,685 to its directors or corporations controlled by them, compared to paid expenses of $57,927 for the same period in year 2002.  The Company also paid to its director $7,363 for investor relations development.

Net loss from operations for the nine months ended September 30, 2003 was $(1,016,938) or $(0.05) per share.  Net loss from operations for the nine months ended September 30, 2002 was $(957,387) or $(0.06) per share.

On July 30, 2003, the Company closed a non-brokered private placement of $1,500,000 at a price of $0.35 per unit.  Each unit consists of one common share and one half non-transferable share purchase warrant.  Each whole warrant entitles the warrant holder to purchase one common share of Minco Mining for a period of two years.  Each whole warrant is exercisable on payment of $0.40 into one common share of the Company in the first year and $0.60 per common share if exercised in the second year.

Proceeds from the financing will be used for advancing exploration on the Company's Gobi and BYC gold projects in China and for general corporate working capital.

On November 14, 2003, the Company announced a bought deal financing led by Octagon Capital Corporation of Toronto.

The offering is by way of a brokered private placement of 2,500,000 Units of the Company at a price of $2.00 per Unit (the "Offering Price") with a provision for an additional 500,000 Units at the Offering Price.

Each Unit will comprise one common share ("Common Share") of the Company plus one-half of one common share purchase warrant ("Warrant").  Each whole Warrant is exercisable by the holder at any time for a period of twenty four (24) months from the date of Closing to acquire one Common Share at a price of $2.50.

The net proceeds from the Offering will be used for funding exploration and development activities on the Company's mineral properties in the People's Republic of China, the acquisition of further mineral properties and for general corporate purposes.

The private placement is subject to the approval of The Toronto Stock Exchange and a four month statutory holding period from the date of closing.

The securities referenced herein have not and will not be registered under the United States Securities Act of 1933 (the "1933 Act") and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the 1933 Act) unless the securities have been registered under the 1933 Act, or are otherwise exempt from such registration.

On November 19, 2003, the Company reported the additional units to the brokered private placement announced November 14, 2003 have been increased from 500,000 Units to 1,248,848 Units, for a total offering of 3,748,848 units.  All other terms of the financing remain the same.

Miscellaneous Items

In September 2003, Dr. Robert J. Gayton was appointed to the Board of Directors and Chairman of the Company's Audit Committee.

Dr. Gayton has been consulting on accounting and finance issues for the last 30 years, first as an audit partner with Peat, Marwick Mitchell (now KPMG), Chartered Accountants and more recently as CFO/Director for numerous public and private companies.

Currently Dr. Gayton holds positions with a number of companies, including vice-president, finance of Western Silver Corporation and director/audit committee chairman with Bema Gold Corporation, Intrinsyc Software, Inc., Nevsun Resources Ltd., Doublestar Resources Ltd. and Canadian Zinc Corporation.

Under Dr. Gayton's guidance, the Company will continue to meet disclosure and corporate governance requirements.